Exhibit (d)(3)

Zhone Technologies, Inc.

Notice of Grant

                                         (the “Optionee”) has been granted an option (the “Option”) to purchase certain shares of Stock of Zhone Technologies, Inc. pursuant to the Zhone Technologies, Inc. Amended and Restated 2001 Stock Incentive Plan (the “Stock Option Plan”), as follows:

Date of Grant:

Shares:

Option Price:	per share

Initial Vesting Date:	The date one (1) month after

Duration of Option/Exercise Term:	The date seven (7) years from the Date of Grant.

Tax Status of Option:

Vesting Schedule: Except as provided in the Stock Option Agreement, the number of vested and exercisable Shares (disregarding any resulting fractional share) as of any date is determined by multiplying the number of Shares by the “Vested Ratio” determined as of such date as follows:

Vested Ratio
Prior to Initial Vesting Date	0

On Initial Vesting Date, provided the Optionee’s Service has not terminated prior to such date. The option will be fully vested on the 4th anniversary from the date of grant	1/48

Upon acceptance of this grant online, you and the Company agree that this option is granted under and governed by the terms and conditions of the Company’s Stock Option Plan (see above reference to plan) as amended and the Stock Option Agreement both of which are made available on the Zhone Human Resources (Stock Administration Page) internal web site. Both the Company’s Stock Option Plan and the Stock Option Agreement, are incorporated by reference and made a part of this document.

Zhone Technologies, Inc.

By:

Its:

Address:	7001 Oakport Street
Oakland, CA 94621